

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Matthew C. Liuzzi
Vice President, Chief Financial Officer and Treasurer
USA Compression Partners, LP
111 Congress Avenue
Suite 2400
Austin, TX 78701

> **Re: USA Compression Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 18, 2020**
> **File No. 001-35779**

Dear Mr. Liuzzi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation